Exhibit 99.1

Innate Pharma Highlights Increased Lacutamab Clinical Activity From Interim Results of Phase 2 TELLOMAK Study With Updated Olsen Criteria

  Efficacy results presented at the 17th International Conference on Malignant Lymphoma, have been analysed according to updated lymph node involvement classification and confirm clinical activity and favorable safety profile of lacutamab in advanced Mycosis Fungoides
  Updated global ORR of 42.9% in heavily pretreated KIR3DL2-expressing patients with Mycosis Fungoides

MARSEILLE, France--(BUSINESS WIRE)--June 16, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that interim efficacy results from the TELLOMAK Phase 2 study in advanced Mycosis Fungoides (MF) according to updated lymph node classification confirms clinical activity and favorable safety profile of lacutamab, an anti-KIR3DL2 antibody. The data were presented at the 17th International Conference on Malignant Lymphoma, in Lugano, Switzerland.

As of March 4, 2022, data cutoff, patients in the KIR3DL2-expressing MF cochort (cohort 2, n=21) received a median of 4 prior systemic therapies, and had a median follow-up of 12.2 months. In the KIR3DL2 non-expressing cohort (cohort 3, n=18), patients received a median of 4.5 prior systemic therapies and had a median follow-up of 13.8 months.

Lymph Node assessment is an important component of staging and response assessment in CTCL (cutaneous T cell lymphomas). In a recent update to the Olsen 2011 guidelines, it was clarified that the pathological assessment of lymph nodes be limited to those that satisfy nodal lymphoma i.e. N3 designation (Olsen 20221).

Based on these criteria, results showed that lacutamab produced an increased global objective response rate (ORR) of 42.9% (95% confidence interval [CI], 24.5-63.5) in patients with KIR3DL2 ≥ 1% MF (cohort 2, n=21), including 2 complete responses and 7 partial responses. Clinical Benefit Rate remained unchanged at 85.7% [95% CI tbc]. In Cohort 3, comprising 18 patients with KIR3DL2 < 1% MF, findings remain unchanged.

“We are pleased to see the improved ORR of lacutamab in KIR3DL2 expressing mycosis fungoides patients, confirming the previously observed clinical activity in this heavily treated population,” said Dr. Joyson Karakunnel, Chief Medical Officer of Innate Pharma. “We look forward to final data from the TELLOMAK Phase 2 trial in both Sézary syndrome and mycosis fungoides in 2023 and progressing the two additional trials that are ongoing with lacutamab in Peripheral T cell lymphoma.”

Dr. Pierluigi Porcu, Director, Division of Hematologic Malignancies and Hematopoietic Stem Cell Transplantation, Sidney Kimmel Cancer Center, Jefferson Health, Philadelphia, added: “The higher global ORR according to updated lymph node evaluation highlights the importance of the adoption of latest guidelines, and is welcomed by the CTCL community. Treatment options are limited for patients with CTCL and the updated assessment of the TELLOMAK trial adds to growing evidence supporting the ongoing development of lacutamab in T cell lymphomas. We thank the investigators, clinical research coordinators, patients and caregivers involved in the ongoing TELLOMAK program.”

Summary of Preliminary Efficacy Results in Cohort 2 (KIR3DL2 ≥ 1%):

	Best Response in Skin N=21	Best Response in Blood N=8	Best Global Response N=21
			Olsen 2011 (N1, N2, N3, Nx involved)	Olsen 2022 (N3 lymphoma involved )
Best Response (N) CR PR SD PD NE	2 (9.5%) 10 (47.6%) 7 (33.3%) 2 (9.5%) -	5 (62.5%) 0 (0%) 3 (37.5%) 0 (0%) -	2 (9.5%) 4 (19%) 13 (61.9%) 2 (9.5%) -	2 (9.5%) 7 (33.3%) 10 (47.6%) 2 (9.5%) -
ORR% [95%CI]	57.1% [36.5-75.5]	62.5% [30.6-86.3]	28.6% [13.8-50.0]	42.9% [24.5-63.5]

About Lacutamab

Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes have a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab is granted European Medicines Agency (EMA) PRIME designation and US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies. Lacutamab is granted orphan drug status in the European Union and in the United States for the treatment of CTCL.

About TELLOMAK:

TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial recruiting patients with Sézary syndrome and mycosis fungoides (MF) in the United States and Europe. Specifically:

  Cohort 1: lacutamab being evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.
  Cohort 2: lacutamab being evaluated as a single agent in patients with MF that express KIR3DL2, as determined at baseline with a Simon 2-stage design.
  Cohort 3: lacutamab being evaluated as a single agent in patients with MF that do not express KIR3DL2, as determined at baseline, with a Simon-2 stage design.
  All comers: lacutamab being evaluated as a single agent in patients with both KIR3DL2 expressing and non-expressing MF to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay under development as a companion diagnostic.

Overall, MF cohorts (cohort 2, cohort 3 and all comers) will enroll approximately 100 patients.

The primary endpoint of the trial is objective global response rate. Key secondary endpoints are progression-free survival, duration of response, overall survival, quality of life, pharmacokinetics and immunogenicity and adverse events.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 Olsen et al. Blood 2022, 140 (5):419-437. Primary cutaneous lymphoma: recommendations for clinical trial design and staging update from the ISCL, USCLC, and EORTC.

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